

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2011

Via E-mail
G. Gary Yetman, President and Chief Executive Officer
Coleman Cable, Inc.
1530 Shields Drive
Waukegan, Illinois 60085

   Re: **Coleman Cable, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2010
      Filed March 8, 2011
      File No. 001-33337

Dear Mr. Yetman:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Terence O'Brien

            Terence O'Brien
            Accounting Branch Chief

Cc: James J. Junewicz, Esq.